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♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

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Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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September 3, 2013

Confidential

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accountant Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          58.com Inc. - Draft Registration Statement on Form F-1

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, 58.com Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 26, 2013. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Financial Statements of the Company

The Company has included in this submission its unaudited consolidated financial statements as of June 30, 2012 and 2013 and for each of the six months ended June 30, 2012 and 2013.

Responses to the Staff’s Comments on August 26, 2013

Set forth below are the Company’s responses to the comments contained in the letter dated August 26, 2013 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

*              *              *

Prospectus Summary, page 1

Challenges, page 4

1.                                      Please add a discussion, in your Challenges disclosure on page 4, of the risk that you may not be able to use the proceeds in this offering to fund your operations given the PRC restrictions on loans and capital contributions.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 4 of the Revised Draft Registration Statement.

Organizational Chart, page 6

2.                                      Please disclose the additional shareholders, business scope and operations of Beijing Wanglintong Information Technology Co. Ltd., the entity that holds 13.4% equity interest in Beijing 58, your VIE. We note that Mr. Jinbo Yao is the sole director and a 16.7% shareholder of this entity.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 6 and 64 of the Revised Draft Registration Statement.

Use of Proceeds, page 11

3.                                      Please state your current plans to apply to all relevant PRC agencies associated with foreign currency exchange approvals, including, but not limited to SAFE and MOFCOM, as related to the proceeds of this offering.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 55 of the Revised Draft Registration Statement.

4.                                      Discuss how proceeds will be used if the PRC regulations prohibiting a foreign invested company from converting foreign exchange to fund PRC operations prevent you from funding PRC operations.

The Company respectfully clarifies that PRC regulations do not prohibit a foreign-invested company from converting foreign exchange to Renminbi to fund its own business operations in the PRC. A foreign-invested company, such as Wanglin and 58 Technology, can apply to the Ministry of Commerce or its local counterparts to increase its registered capital at any time, convert the increased foreign exchange registered capital into Renminbi and use such Renminbi to conduct operations within its business scope. The foreign exchange restrictions under the SAFE circulars referred to on page 41 of the Revised Registration Statement relate to restrictions on a foreign-invested company’s ability to use such converted Renminbi to conduct equity investments in other PRC companies, to repay loans if the proceeds of the loans have not been used, or to provide entrusted loans. The Company does not believe that there are foreseeable PRC legal obstacles prohibiting the Company’s PRC subsidiaries from converting foreign exchange to fund their operations as contemplated in the “Use of Proceeds” section.

5.                                      We note your statement on page 39 that you “are permitted to utilize proceeds from this offering to fund [y]our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements.” You state that none of your loans to a “PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under the relevant PRC laws” and that the loans must be registered with the local branch of SAFE. Further, your capital contributions to your PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. Please expand your disclosure to quantify the maximum amount of funding permissible using your current investment and registered capital amounts. We note that as of June 30, 2013, your PRC subsidiaries, namely Wanglin’s and 58 Technology’s registered capital was US $95.5 million and US $8.5 million, respectively.

The Company respectfully advises the Staff that as stated in its response to comment #4 a foreign-invested company, such as Wanglin and 58 Technology, can apply to the Ministry of Commerce or its local counterparts to increase its registered capital at any time, convert the increased foreign exchange registered capital into Renminbi and use such Renminbi to conduct operations within its business scope. In addition, a foreign-invested company can use Renminbi generated from its operations to fund its business. Therefore, the Company does not believe it is feasible to quantify the maximum amount of funding permissible for its PRC subsidiaries.

However, an foreign-invested company’s ability to borrow foreign exchange loans is restricted by the difference between its total investment and registered capital at a given time. Therefore, in response to the Staff’s comment, the Company has revised the referenced disclosure on page 40 of the Revised Draft Registration Statement to quantify the difference between the total investment and registered capital of each of its PRC subsidiaries.

6.                                      Tell us how you intend to use these proceeds to fund PRC operations and for what purposes. We note the PRC SAFE Circulars restricting foreign exchange capital contributions, including SAFE Circular 142, from 2011, which “expressly prohibits a foreign invested company from converting its registered capital in foreign exchange currencies into Renminbi for the purpose of making domestic equity investments, granting entrusted loans, repaying of inter-company loans, or repaying bank loans which have been transferred to a third party.” Your response should include consideration of the business scope requirements. In addition, please discuss the application and effects of any new SAFE Circulars, e.g., SAFE Circular 30, effective September 1, 2013.

The Company respectfully advises the Staff that the Company currently plans to use a substantial portion of proceeds from this offering to increase the registered capital of Wanglin and 58 Technology, its PRC subsidiaries. The two PRC subsidiaries can then convert the increased foreign exchange registered capital to Renminbi and use the Renminbi within their approved business scope for general corporate purpose as set forth under “Use of Proceeds,” which may include investment in product development, engineering capability, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. The Company may keep a portion of the proceeds offshore in foreign exchange for the acquisition of, or investment in, technologies, solutions or businesses that complement its business, although the Company has no present commitments or agreements to enter into any acquisitions or investments.

The Company supplementally advises the Staff that as disclosed on page 7 of the Revised Draft Registration Statement, the Company’s PRC subsidiaries, Wanglin and 58 Technology, collectively generated a majority of its revenues in the six months ended June 30, 2013 and the Company currently expects that they will continue to generate the majority of its revenues going forward.

The Company respectfully advises the Staff that in May 2013 SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. Other than SAFE Cicular 21, there are no other new SAFE circular affecting the Company’s business operations or the proposed offering.

The Company respectually advises the Staff that SAFE Circular 30 are guidelines and detailed rules for administration of foreign exchange matters relating to cross-border trade in services. As the Company does not conduct such services, SAFE Circular 30 does not have any impact on the Company’s business.

In response to the Staff’s comments, the Company has inserted disclsoure of SAFE Circular 21 on page 121 of the Revised Draft Regisration Statement.

7.             We note that per Circular 142, Renminbi converted from foreign exchange contributions may only be used for activities within the approved business scope of such foreign-invested enterprise and not for domestic equity investment unless otherwise approved. Please disclose the business scope of your PRC entities and how your ability to expand and fund PRC operations will be limited by same. Further, clarify your statement on page 40 that “[w]e expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the business scope of our PRC subsidiaries.” Emphasis added.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 41 of the Revised Draft Registration Statement.

We may be subject to intellectual property infringement claims or other allegations  by third parties for services we provide or for information or content displayed on,  retrieved from or linked to our website, or distributed to our users, which may  materially and adversely affect our business, financial condition and prospects, page  22.

8.                                      Please advise, with a view towards revised disclosure, the amount of revenue generated from replicated listings. Revise the other parts of the prospectus as applicable.

The Company respectfully advises the Staff that the Company has not generated revenue from replicated listings. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 24 of the Revised Draft Registration Statement to clarify this.

9.                                      Please provide us with the opinions of Han Kun Law Offices regarding certain PRC law matters as soon as practical.

The Company has submitted the form opinion of Han Kun Law Officers regarding certain PRC law matters as Exhibit 99.2 to the Revised Draft Registration Statement. The legal opinion will be issued and filed when the Company publicly files its registration statement.

We are a foreign private issuer within the meaning of the rules, page 49

10.                               Please revise this risk or include a separate risk discussing your reliance on any home country corporate governance requirements based upon exemptions provided by NASDAQ/NYSE rules.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 51 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 58

11.                               Here and under “Taxation, page 147” please consider including discussion of Hong Kong or the British Virgin Islands as necessary. Additionally, please revise your disclosure under this heading as follows:

•                       Make clear whether the courts of the Cayman Islands allow shareholders to originate actions based upon U.S. securities laws; and

•                       State whether a treaty exists between the Cayman Islands and the People’s Republic of China.

The Company respectfully advises the Staff that the Company’s Hong Kong subsidiary and British Virgin Islands subsidiary are currently intermediate holding companies without any business operations or assets. The Company does not believe that it is necessary to discuss the enforceability and civil liabilities legal regime in these two jurisdictions as such information would not be relevant or helpful to investors.

Regarding the “Taxation” section, the Company respectfully submits that the “Taxation” section discloses all material jurisdictions (the Cayman Islands, China, and the United States) that are relevant to prospective U.S. investors in connection with their investment in the offering. Although the Company has subsidiaries in other jurisdictions (e.g., Hong Kong), U.S. investors in the offering should not be subject to or directly impacted by taxation in those jurisdictions solely as a result of investing in the offering. Accordingly, the Company believes that including such other jurisdictions in the “Taxation” section would not provide any meaningful information to potential investors.

The Company supplementally advises the Staff that disclosure of taxation in the British Virgin Islands and Hong Kong that is material to the Company’s business operations is included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 81 of the Revised Draft Registration Statement.

In response to the Staff’s comment on “Enforcement and Civil Liabilities,” the Company has revised the referenced disclosure on page 61 of the Revised Draft Registration Statement.

Description of Share Capital, page 126

12.                               It is not sufficient to merely reference the Companies Law or provisions of your articles of association when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, please revise your disclosure under “Dividends,” “Transfer of Ordinary Shares,” and “Redemption of Ordinary Shares” to reduce your reliance on the term “subject to” because it implies additional rights, privileges, or restrictions that are not explained in your descriptions. We note also that your discussion under “Shareholder Proposals, page 133” should include discussion of whether your articles of association provide shareholders the right to put proposals before meetings.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 137, 138 and 145 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:           Jinbo Yao, Chairman and Chief Executive Officer, 58.com Inc.

Hao Zhou, Chief Financial Officer, 58.com Inc.

Amanda Zhang, PricewaterhouseCoopers ZhongTian CPAs Limited Company

Laura Butler, PricewaterhouseCoopers ZhongTian CPAs Limited Company

David Roberts, O’Melveny & Myers LLP